UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: October 30, 2009

EXHIBIT INDEX

Exhibit No.         Description

99.1                      Announcement dated October 29, 2009.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2009 (ended 30 September 2009). The comparative statistics for the third quarter of 2008 (ended 30 September 2008) are also disclosed in this announcement.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2009 (ended 30 September 2009). The comparative statistics for the third quarter of 2008 (ended 30 September 2008) are also disclosed in this announcement.

The Company achieved a total net daily production of 647,382 barrels of oil equivalent (“BOE”) for the third quarter of 2009, representing a strong increase of 18.4% year-on-year (YOY). The growth is mainly attributable to OML130 in Nigeria and Panyu 30-1 and Bozhong 28-2S located in offshore China which came on stream in 2009. New  platforms commenced production gradually from Wenchang oilfields and Penglai 19-3 phase II which came on stream in 2008 also support the increase in production.

In the third quarter of 2009, the Company’s net production offshore China increased by 9.7% YOY, reaching 524,412 BOE per day. The Company’s crude oil and liquids production offshore China was 447,090 barrels per day, and gas production offshore China was 450.1 million cubic feet per day. T he Company’s net production overseas was 122,970 BOE per day, representing a strong increase of 78.9% YOY.

The total unaudited revenue of the Company was approximately RMB 23.76 billion for the thir d quarter of 2009, representing a decrease of 23.1% YOY. In the third quarter of 2009, the Company’s reali zed crude oil price was US$ 67.83 per barrel, representing a decrease of 36.6% YOY, but a significant increase of 37.4% comparing with that of the first half of 2009. The Company's realized gas price was US$3.93 per thousand cubic feet, representing a YOY growth of 2.8%.

In the third quarter of 2009, the Company’s major project, Ledong 22-1/15-1, ha s started production. On the exploration side, the Company made three new discoveries and thirteen successful appraisals. Major discoveries from first half of this year, such as Jinzhou 20-2N and multiple discoveries in Shijiutuo Uplift area have been successfully appraised, with the latter becoming the Company’s new reserve growth area. The Company also made three new discoveries, all located in offshore China, two of which are independent discoveries, namely Dongfang 1-1 middle-formation and Panyu 10-4, and one PSC discovery, namely Lufeng 7-1.

The Company’s major development projects progressed on track. The Company's capital expenditure in the third quarter of 2009  increased by 10.3% YOY to approximately RMB 11.24 billion. Among which, development capital expenditure increased by 10.5% YOY to approximately RMB 7.00 billion due to the execution of several major development projects  including Penglai 19-3 phase II and Suizhong 36-1.

Third Quarter and Year-to-Date Production Summary (Unaudited)

	2009		2008 *
Crude Oil & Liquids (b/d)	Q3	YTD	Q3	YTD
Bohai Bay	264,679	243,959	224,280	218,636
Western South China Sea	72,968	72,107	67,315	51,981
Eastern South China Sea	109,385	126,240	115,158	117,094
East China Sea	58	63	132	87
Overseas	78,451	54,414	23,016	21,923
Subtotal (b/d)	525,541	496,783	429,901	409,721

Natural Gas (mmcf/d)
Bohai Bay	82	74	75	74
Western South China Sea	308	270	305	288
Eastern South China Sea	54	42	25	28
East China Sea	6	6	6	7
Overseas	249	233	255	228
Subtotal (mmcf/d)	699	625	666	625

Total Production (BOE/d)	647,382	605,868	546,719	518,767

 *Excluded the Company’s interests in an unconsolidated investee.

Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2009		2008		2009		2008
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude oil and liquids	21,880	51,572	28,882	80,506	3,203	7,548	4,224	11,528
Natural Gas	1,727	4,558	1,605	4,444	253	667	235	636
Marketing Revenue, net	52	247	28	197	8	36	4	28
Others	99	437	361	762	15	64	53	109
Total	23,758	56,814	30,876	85,909	3,479	8,315	4,516	12,302

Capital Expenditures
Exploration	2,116	4,974	2,070	4,738	310	728	303	678
Development	6,999	20,566	6,335	16,006	1,025	3,010	927	2,292
Production	2,126	4,173	1,784	3,668	311	611	260	526
Total	11,241	29,713	10,189	24,412	1,646	4,349	1,490	3,496

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB 6.8313 has been used for the third quarter of 2009 and an exchange rate of US$1 = RMB 6.8330 has been used for the nine months ended 30 September 2009, whilst an exchange rate of US$1 = RMB 6.8373 has been used for the third quarter of 2008 and an exchange rate of US$1 = RMB 6.9835 has been used for the nine months ended 30 September 2008, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 29 October 2009

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao